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ENDO PHARMACEUTICALS HOLDINGS INC.
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317

                      September 22, 2005

Mr. John L. Krug
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Endo Pharmaceuticals Holdings Inc. Registration Statement on
  Form S-3 (File No. 333-128099)—Acceleration Request

Dear Mr. Krug:

        Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Endo Pharmaceuticals Holdings Inc., a Delaware corporation (the "Company"), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-128099) (the "Registration Statement"), in connection with the registration of 30,000,000 shares of the Company's common stock, par value, $0.01 per share, so that the Registration Statement may be declared effective at 9 a.m. on Friday, September 23, 2005, or as soon as practicable thereafter.

        We request that we be notified of such effectiveness by a telephone call to Jeanine L. McHugh of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2819 and that such effectiveness also be confirmed in writing and delivered to the same by fax at (917) 777-2819 or by mail at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, N.Y. 10036.

Very truly yours, ENDO PHARMACEUTICALS HOLDINGS INC.
By:	/s/ CAROLINE B. MANOGUE

Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

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ENDO PHARMACEUTICALS HOLDINGS INC. 100 Endo Boulevard Chadds Ford, Pennsylvania 19317